NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

July __, 2023

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Ludwig Enterprises, Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed June 21, 2023

File No. 333-271439

Ladies and Gentlemen:

This is in response to the letter of comment of the Staff dated July 11, 2023, relating to the captioned Registration Statement on Form S-1 of Ludwig Enterprises, Inc. (the “Company”). The comments of the Staff is addressed below, seriatim:

Amendment No. 1 to Form S-1 filed on June 21, 2023

Cover Page

1.	Please revise your cover page to highlight that each share of your Convertible Preferred Stock (i) is convertible into 100 shares of your common stock at any time, (ii) votes on all matters as a class with the holders of common stock and (iii) shall be entitled to 100 votes per share.

Revisions to the disclosure on the cover page have been made, in response to such comment.

Use of Proceeds, page 25

2.	We note your response to prior comment 1 and your revised disclosure here including details of your three planned clinical trials. Please revise your disclosure related to each of these three planned clinical trials on pages 39-40 under your Business section to include the level of detail you have included here, in particular for your Preeclampsia and Cardiovascular/Heart Diseases studies. For each planned clinical trial, please revise your disclosure to specify, to the extent known, the primary and secondary endpoints. For your studies that have not yet received Institutional Review Boards (IRB) approval, please briefly describe the process for obtaining IRB approval and state that there is no guarantee of approval on the timeline you anticipate or at all.

Revisions to the subject disclosure in the “Additional Planned Research Studies” section under “Business” have been made, in response to such comment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Three Months Ended March 31, 2023, compared to the Three Months

Ended March 31, 2022, page 30

3.	Revise to include a discussion within Results of Operations of research and development expense recorded for the three months ended March 31, 2023. In that regard, we see that in February 2023 you issued 1,000,000 shares of common stock, at a fair value of $370,0000, in exchange for the right to license, manufacture and market nutraceutical products. Please revise your financial statements to disclose the accounting basis for the point in time recognition of the expense for research and development at inception of the agreement. Discuss the accounting literature upon which you relied.

In response to such comment, revisions to the subject disclosure in “Results of Operations” section have been made. Additionally, Note 4 to the March 31, 2023, financials statements has been revised.

Further, please be advised that, during the Three Months Ended March 31, 2023, the Company expensed the entire amount of $370,000 related to the issuance of common stock as a component of research and development due to the lack of viability of the right to license, manufacture and market certain nutraceutical products. The Company believes that the rights acquired are related to products that have never been launched and would require significant additional capital to commercialize.

In this case, the Company was attempting to obtain intellectual property that may become usable in the future, but that has no current value. This intellectual property currently serves as a basis for the Company’s research and development activities. The Company also understands it does not have functional intellectual property in its current form.

As a result, expensing of the costs associated with the license is akin to an impairment, due to there being no identifiable future economic benefit and lacking the substance of the definition of an asset.

From an accounting policy perspective, Accounting Standard Codification (“ASC”) 350 “Goodwill and Other Intangible Assets” requires that assets with indefinite lives no longer be amortized, but instead be subject to annual impairment tests.

Following the guidelines contained in ASC 350, the Company tests goodwill and intangible assets that are not subject to amortization for impairment annually or more frequently if events or circumstances indicate that impairment is possible. The Company has elected to conduct its annual test during the first quarter. During the quarter ended March 31, 2023, management qualitatively assessed goodwill to determine whether testing was necessary. Factors that management considered in this assessment included macroeconomic conditions, industry and market considerations, overall financial performance (both current and projected), changes in management and strategy, and changes in the composition and carrying amounts of net assets. If this qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is then performed. Based on the qualitative analysis conducted during the quarter, management performed a quantitative analysis determining that the asset was not recoverable and would need to be expensed on the grant date.

Pursuant to the guidance in ASC 350-30-35-1, the Company considered capitalizing this license based on its useful life. ASC 350-30-35-2 discusses the useful life of an intangible asset to an entity as the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

In reaching its conclusion to expense the issuance on the grant date and in accordance with ASC 350-30-35-3, the Company evaluated pertinent factors in trying to arrive at this estimate. Ultimately, the Company concluded that, since the intellectual property cannot be commercialized at this time, the expected use of the asset, as well as the Company’s historical experience (very limited), would not support capitalizing an asset that would have been deemed non-recoverable on the acquisition date. Finally, shortly after the acquisition of the license, the Company determined that it would not pursue the commercialization of any products under the agreement.

The filing has been revised to reflect the foregoing discussion.

Recent Developments, page 37

4.	We note your response to prior comment 13 and your revised disclosure here. We also note that you intended to apply for OTCQB listing in June 2023. Please revise your disclosure to discuss the current status of this application. Additionally, with respect to the agreements you have entered into with the Fannon Group as well as with Dr. Kim Farahay and Dr. Jeff Lee, please revise your "Our Planned Marketing and Distribution" and "Our Planned Programs and Services" sections to discuss each of these agreements, including all material provisions, and how they impact your planned marketing strategy and your planned services. Please also file each of these agreements as an exhibit, or, in the alternative, please tell us why you believe that you are not required to file the agreements. Refer to Item 601(b)(10) of Regulation S-K. Last, as your filing review progresses, please consider updating the recent developments disclosures accordingly.

Please be advised that the disclosure regarding the OTCQB application has been updated, along with the entire section’s having been updated.

Additionally, disclosure regarding the agreements with Fannon Group and Drs. Farahay and Lee has been added to the “Business” section. Finally, these agreements have been filed as exhibits.

Dietary Supplement Formula License, page 39

5.	We note your response to prior comment 6 and your revised disclosure stating that you "have chosen, however, not to sell FlamaBlue, opting instead to market a similar, though differently formulated product known as "NuGenea."" Please revise your disclosure to discuss when and on what basis you determined not to develop and market FlamaBlue after entering the license agreement in December 2022.

Revisions to the subject disclosure have been made, in response to such comment.

Intellectual Property, page 42

6.	We note your response to prior comment 7 and reissue the comment. For each of your pending patents, please disclose the type of patent protection for which you have applied (for example, composition of matter, use, or process).

Revisions to the subject disclosure have been made, in response to such comment.

Manufacturing and Distribution, page 45

7.	We note your response to prior comment 8 and reissue the comment in part. We also note your response that "Designer Genomics International, Inc. is and always has been, the Company's only CRO." You continue to state, however, on page 45 that you "use Grace Health Technology Inc. and Designer Genomics International Inc. as [y]our Clinical Research Organization (“CRO”)." Please revise to clarify whether you use both of these entities as CROs and to clarify the specific services provided to you by Designer Genomics International, Inc. To the extent that you have a material agreement in place with Designer Genomics Inc as your CRO, please revise your disclosure to include the material terms of that agreement. Please also file the agreement as an exhibit to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 601(b)(10) of Regulation S-K.

The subject disclosure has been revised to provide a clear explanation of the contractual relationship between Grace Health Technology and Designer Genomics International and between the Company and each of these companies.

Management, page 47

8.	We note your response to prior comment 9 and your revised disclosure here. We also note your response that a fully signed version of the agreement with Homeopathic Partners, Inc. has been filed with the amendment as Exhibit 10.4. However, it appears that the current agreement filed Exhibit 10.4 is only executed by the Registrant. Please file a fully executed version of the consulting agreement dated July 1, 2022 with Homeopathic Partners, Inc. as Exhibit 10.4.

Please be advised that a fully-executed copy of the Homeopathic Partners, Inc. agreement has been filed as Exhibit 10.4.

Security Ownership of Certain Beneficial Owners and Management, page 50

9.	We note your disclosure that Mr. Rubin is the "authorized agent" of Worthington Financial Services, Inc. and has dispositive power with respect to the shares it owns. Please amend your disclosure to identify all natural persons with voting and/or dispositive power over the shares owned by Worthington Financial Services, Inc. Please also provide the address of the entity. See Item 403(a) of Regulation S-K.

In response to such comment, the disclosure regarding Worthington Financial Services has been revised.

Item 16. Exhibits and Financial Statement Schedules, page II-2

10.	We note your response to comment 11 and reissue the comment. We also note that the Company's Bylaws are listed in the list of Exhibits as Exhibit 3.3, however, the Bylaws do not appear to have been filed. Please filed the Bylaws as Exhibit 3.3.

Please be advised that the Bylaws of the Company have been filed as Exhibit 3.3.

11.	Please ensure each exhibit is in the proper text-searchable format. See Item 301 of Regulation S-T. Please re-file the respective exhibits to your registration statement.

Please be advised that the Company has re-filed such exhibits as necessary to satisfy such comment.

_____________________________

The Company believes that this filing is now in order for effectiveness.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Ludwig Enterprises, Inc.